Exhibit (g)(5)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF COLORADO

Civil Action No. 1:12-cv-00948-PAB-CBS

JAMES RADMORE,

Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

ALLOS THERAPEUTICS, INC.,

SPECTRUM PHARMACEUTICALS, INC.,

STEPHEN J. HOFFMAN,

PAUL L. BERNS,

CECILIA GONZALO,

JEFFREY R. LATTS,

JONATHAN S. LEFF,

DAVID M. STOUT and

JOSEPH L. TURNER,

Defendants.

PLAINTIFF’S AMENDED CLASS ACTION COMPLAINT

Plaintiff James Radmore (“Plaintiff”), individually and on behalf of all others similarly situated, by his attorneys, alleges upon information and belief, except for his own acts which are alleged on knowledge, the following based upon a continuing investigation conducted by and through his undersigned counsel and his retained expert consultant into the facts and circumstances alleged herein, including, without limitation, review and analyses of: (i) the public filings of Allos Therapeutics, Inc. (“Allos” or the “Company”) and Spectrum Pharmaceuticals, Inc. (“Spectrum”) with the United States Securities and Exchange Commission (“SEC”); (ii) press releases, public statements, analyst reports, news articles, and other publications disseminated by or concerning Allos, Spectrum, their respective related entities, and the Proposed Acquisition (defined infra); and (iii) the corporate websites of Allos and Spectrum.

SUMMARY OF THE ACTION

1. Plaintiff brings this shareholder class action on behalf of himself and other public shareholders of Allos against Allos, its Board of Directors (the “Board” or “Individual Defendants”), and Spectrum, alleging: (i) breaches of fiduciary duty and aiding and abetting breaches of fiduciary duty against Allos, the Individual Defendants and Spectrum in connection with the proposed acquisition of Allos by Spectrum; and (ii) violations of §14(e) of the Securities Exchange Act of 1934 (“1934 Act”) against the Individual Defendants and Allos in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on April 13, 2012 (the “14D-9”).

2. Allos is a biopharmaceutical company that engages in the development and commercialization of anti-cancer therapeutics. The Company provides FOLOTYN® (pralatrexate injection), a folate inhibitor for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma and cutaneous T-cell lymphoma. It also offers FOLOTYN® as a single agent and in combination therapy regimens in various hematologic malignancies and solid tumor indications, including breast and bladder cancer. The Company sells its FOLOTYN® product to pharmaceutical wholesale distributors who then resell it to patients’ respective health care providers.

3. Spectrum, a biotechnology company with a primary focus in oncology and hematology, currently markets two oncology drugs, FUSILEV® and ZEVALIN®. In addition, Spectrum has two drugs, apaziquone and belinostat, in late stage development. Spectrum also has a diversified pipeline of novel drug candidates.

4. On April 5, 2012, Allos and Spectrum announced the definitive merger agreement (the “Merger Agreement”) under which Allos would be acquired by Spectrum (the “Proposed Acquisition”) via tender offer (“Tender Offer”). Under the terms of the Merger Agreement, upon successful completion of the Tender Offer, Allos stockholders will receive $1.82 per share in cash plus one Contingent Value Right (“CVR”), which would provide Allos stockholders with an additional payment of $0.11 per share in cash if certain European regulatory approval and commercialization milestones for FOLOTYN® are achieved.

5. As described below, the Proposed Acquisition significantly undervalues Allos and is the result of an unfair sales process designed to ensure that only Spectrum has the opportunity to acquire Allos. The Proposed Acquisition was driven by Warburg Pincus (“Warburg”), Allos’ largest stockholder, which sought out the Proposed Acquisition in order to secure liquidity for its illiquid holdings in the Company, just as it did in 2011 in connection with the failed proposed merger with AMAG Pharmaceuticals, Inc. (“AMAG”). The Board agreed to deliver the Company to Spectrum in order to secure material benefits for themselves as a result of the Proposed Acquisition, including the accelerated vesting and monetization of illiquid equity holdings in the Company and change-of- control severance payments, which will provide tens of millions of dollars in gains to the Board and members of Allos’ management. These are the same or similar benefits that Company management had sought to secure in connection with the failed proposed merger with AMAG.

6. The Company’s directors and named executive officers, along with Warburg, who collectively hold approximately 24% of Allos’ outstanding stock, have entered into tender and support agreements, pursuant to which they have agreed to tender all their shares to Spectrum in connection with the Proposed Acquisition. These tender and support agreements, together with a host of other preclusive deal protection devices defendants have agreed to as part of the Merger Agreement, make the Proposed Acquisition a fait accompli, including: (i) a “Top-Up” provision; (ii) a “no-solicitation” provision; (iii) an illusory “fiduciary out” provision; (iv) an “information rights” provision; (v) a “matching rights” provision; (vi) a “termination fee” provision; (vii) a “poison pill lock-up” provision; and (viii) a provision that precludes the Board from waiving the restrictions of any standstill provision.

7. On April 13, 2012, Spectrum commenced its Tender Offer with the expiration date set for May 10, 2012. On April 13, 2012, the Individual Defendants and Allos responded to the Tender offer in the Schedule 14D-9, recommending that Allos’ shareholders tender into the Tender Offer.

8. As described below, the 14D-9 contains material omissions and/or misstatements in contravention of §14(e) of the 1934 Act and/or defendants’ fiduciary duty of disclosure under state law, including material omissions and/or misstatements concerning the sales process leading up to the execution of the Merger Agreement, the Company’s value, the analyses performed by the Company’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), and the potential and/or actual conflicts of interest faced by J.P. Morgan. Without this material information, Allos shareholders are prevented from making a fully-informed decision as to the adequacy of the Tender Offer and whether to tender their shares.

9. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the merger of Allos with Spectrum on terms preferential to Spectrum and defendants, and detrimental to plaintiff and Allos’ shareholders. In agreeing to the Proposed Acquisition, each of the defendants has breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or has aided and abetted such breaches. In disseminating a materially false and misleading Schedule 14D-9, the Individual Defendants and Allos are violating §14(e) of the 1934 Act.

10. Plaintiff seeks to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

11. This Court has jurisdiction over the claims asserted herein pursuant to §27 of the 1934 Act for violation of §14(e) of the 1934 Act.

12. This Court also has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1332(a)(l) in that plaintiff and defendants are citizens of different states and the matter in controversy exceeds $75,000, exclusive of interest and costs. The Court has jurisdiction over this action pursuant to 15 U.S.C. §78bb(f)(3)(A)(i), because it is a class action based on the statutory or common law of Delaware, defendant Allos’ state of incorporation, and thus may be maintained in federal court.

13. This Court has jurisdiction over each defendant because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

14. Venue is proper in this District pursuant to 28 U.S.C. §1391 because Allos’ headquarters are located 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020, and defendants include an officer and/or director who resides in Colorado and a substantial portion of the transactions and wrongs challenged herein occurred in this judicial district.

PARTIES

15. Plaintiff James Radmore is, and at all times relevant hereto was, a shareholder of Allos. Plaintiff is a resident of the State of Pennsylvania.

16. Defendant Allos is a Delaware corporation headquartered in Westminster, Colorado.

17. Defendant Spectrum is a Delaware corporation headquartered in Henderson, Nevada.

18. Defendant Stephen J. Hoffman (“Hoffman”) is and at all times relevant hereto has been a member and Chairman of the Board. He has served as a member of the Board since 1994 and as the Chairman of the Board since December 2001. He also serves as the Chairperson of the Nominating and Corporate Governance Committee and as a member of the Audit Committee. Defendant Hoffman is a resident of the State of Massachusetts.

19. Defendant Paul L. Berns (“Berns”) is and at all times relevant hereto has been Allos’ President and Chief Executive Officer (“CEO”), and a member of the Board. He has served as the President, CEO, and as a member of the Board, since March 2006. He was recruited and installed as the Allos CEO by Warburg. Before Allos, defendant Berns served as the former CEO of Bone Care International which he sold to Genzyme for $600 million in 2005. Defendant Berns is a resident of the State of Wisconsin.

20. Defendant Cecilia Gonzalo (“Gonzalo”) is and at all times relevant hereto has been a member of the Board. She has served as a member of the Board since December 2011.

Defendant Gonzalo was designated to the Board by Warburg. She is also is a Managing Director and a General Partner of Warburg and its affiliates since 2001. Defendant Gonzalo is a resident of the State of New York.

21. Defendant Jeffrey R. Latts (“Latts”) is and at all times relevant hereto has been a member of the Board. He has served as a member of the Board since April 2007. He also serves as a member of the Nominating and Corporate Governance Committee. Defendant Latts is a resident of the State of California.

22. Defendant Jonathan S. Leff (“Leff”) is and at all times relevant hereto has been a member of the Board. He has served as a member of the Board since March 2005. He also serves as the Chairperson of the Compensation Committee and a member of the Nominating and Corporate Governance Committee. Defendant Leff was designated to the Board by Warburg. He additionally serves as a General Partner and as a Managing Director and Member of Warburg and its affiliates, since 1996. Defendant Leff is a resident of the State of New York.

23. Defendant David M. Stout (“Stout”) is and at all times relevant hereto has been a member of the Board. He has served as a member of the Board since March 2009. He also serves as a member of the Audit Committee and the Compensation Committee. Defendant Stout is a resident of the State of Wyoming.

24. Defendant Joseph L. Turner (“Turner”) is and at all times relevant hereto has been a member of the Board. He has served as a member of the Board since February 2012. He also serves as the Chairperson of the Audit Committee. Defendant Turner is a resident of the State of Colorado.

25. Defendants Hoffman, Berns, Gonzalo, Latts, Leff, Stout and Turner authorized, filed with the SEC and disseminated to Allos’ shareholders the 14D-9. Defendants Hoffman,

Berns, Gonzalo, Latts, Leff, Stout, and Turner made the recommendation to Allos’ shareholders to tender their shares into the Tender Offer. Defendant Berns signed the letter to the Company’s shareholders accompanying the 14D-9. Defendants Hoffman, Berns, Gonzalo, Latts, Leff, Stout, and Turner are liable individually and collectively as primary violators for making false and misleading statements that operates to prevent Allos’ shareholders from making an informed decision on whether to tender their shares pursuant to the Tender Offer.

26. Defendants Hoffman, Berns, Gonzalo, Latts, Leff, Stout and Turner are collectively referred to herein as the “Board” and the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action on his own behalf and as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all public holders of Allos common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

28. This action is properly maintainable as a class action under Federal Rule of Civil Procedure 23.

29. The Class is so numerous that joinder of all members is impracticable. According to Allos’ U.S. Securities and Exchange Commission filings, as of March 19, 2012, there were more than 106 million shares of Allos common stock outstanding.

30. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants violated Section 14(e) by causing a materially false and misleading Schedule 14D-9 to be issued;

(b) whether defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition, and/or are aiding and abetting therein;

(c) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition, and/or are aiding and abetting therein;

(d) whether defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition, and/or are aiding and abetting therein;

(e) whether defendants are unjustly enriching themselves and other insiders or affiliates of Allos and/or Spectrum, and/or are aiding and abetting therein;

(f) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing, and/or are aiding and abetting therein;

(g) whether defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets, and/or have aided and abetted therein;

(h) whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

(i) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

31. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

32. Plaintiff is an adequate representatives of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

33. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

34. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

35. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

The Proposed Acquisition

36. Allos is a biopharmaceutical company that engages in the development and commercialization of anti-cancer therapeutics. The Company’s lead drug, FOLOTYN®, was approved in the U.S. in September 2009 as the first FDA-approved drug for the treatment of relapsed or refractory peripheral T-cell lymphoma, a rare cancer whose sufferers have a very poor prognosis. FOLOTYN® grew from $3 million in sales its first year to more than $50 million in 2011. Allos continues to advance several additional clinical studies of FOLOTYN® in a wide range of other cancer types and to seek regulatory approvals for FOLOTYN® in Europe and elsewhere.

37. Warburg is the Company’s largest shareholder, owning approximately 24% of Allos’ outstanding shares. Warburg first invested about $52 million in Allos in March 2005. In connection with its 2005 investment, Warburg entered into a standstill agreement agreeing not to pursue certain activities the purpose or effect of which may be to change or influence the control of Allos for four years. Warburg invested an additional $19.7 million through the company’s secondary offering in 2008.

38. In March 2011, defendant Berns, the President and CEO of Allos contacted AMAG to inquire as to AMAG’s potential interest in an acquisition. Defendants Berns had been recruited and installed as Allos’ CEO by Warburg. Warburg recruited and installed defendant Berns because before Allos, he was the former CEO of Bone Care International which he sold to Genzyme in 2005.

39. Two months later, on July 20, 2011, the Company announced that it had entered into a merger agreement with AMAG under which Allos shareholders would receive a fixed ratio of 0.1282 shares of AMAG common stock, valuing the Allos stock at about $2.44 (the “Proposed AMAG Deal”). The Proposed AMAG Deal was driven by Berns and Warburg, Allos’ largest stockholder, which sought out the Proposed AMAG Deal in order to secure liquidity for its illiquid holdings in the Company. The Board agreed to deliver the Company to AMAG in order to secure material benefits for themselves as a result of the Proposed AMAG Deal, including the accelerated vesting and monetization of illiquid equity holdings in the Company and change of control severance payments, which contemplated tens of millions of dollars in gains to the Board and members of Allos’ management, and continuing seats on the board for Allos’ directors.

40. On October 21, 2011, Allos announced that Proposed AMAG Deal had been terminated for failure to obtain approval from AMAG shareholders. At that time, defendants

Berns stated: “We ended the third quarter with no debt and $100.4 million in cash and investments, which based on our historical sales levels for the first nine months of 2011, we believe will be sufficient to fund our operations through early 2014. Achievement of growth in U.S. sales and/or potential milestone payments and royalties associated with regulatory approval of FOLOTYN in the EU would further extend our cash resources.”

41. On November 3, 2011, Allos reported its third quarter 2011 financial results. Allos reported:

FOLOTYN(R) (pralatrexate injection) net product sales increased 61% year-over-year to $13.2 million in the third quarter of 2011, compared to $8.2 million for the same period in 2010.

As of September 30, 2011, the Company had no debt and $100.4 million in total cash, cash equivalents and investments.

42. “We believe our achievement of significant year-over-year revenue growth reflects increased disease-state awareness and brand awareness of FOLOTYN for patients with relapsed or refractory peripheral T-cell lymphoma, for whom there remains an unmet need,” commented defendant Berns in the November 3, 2011 press release. “We ended the third quarter with a strong balance sheet and remain focused on growing U.S. sales of FOLOTYN for relapsed or refractory PTCL while prudently managing our operating expenses. Also, in collaboration with Mundipharma, we are pursuing regulatory approval in the EU, which may occur in early 2012, as well as future label expansion opportunities in T-cell lymphoma.”

43. During this time, undeterred by the failed Proposed AMAG Deal, Allos management and Allos financial advisor J.P. Morgan continued to pursue a sale of the Company. On December 19, 2011, a company named “Company X” in the 14D-9 sent a proposal to acquire the Company for $75 million in cash, $75 million in “Company X” common stock and $35 million in contingent payments if certain contingencies were satisfied.

44. A few days later, the Company entered into a new engagement letter with J.P. Morgan pursuant to which it retained J.P. Morgan as its financial advisor in connection with the sale of the Company. J.P. Morgan had been retained by the Company twice before in the previous year, and had been terminated each time because no business combination had been consummated either time.

45. About one week after Company’s X’s December 19th proposal, the Board established a “transactions committee” consisting of defendants Hoffman, Latts and Leff.

46. On or around December 29, 2011, defendant Berns informed the CEO of “Company X” that $2-$2.20 was the expected price range for the Company.

47. On January 3, 2012, “Company X” sent a revised proposal consisting of $110 million in cash, $55 million in “Company X” common stock and $30 million in contingent payments if certain contingencies were satisfied.

48. On or around January 6, 2012, defendant Berns or another member of Allos senior management informed the CEO of “Company X” that an offer representing an aggregate total of $195 million in cash and stock was an acceptable offer.

49. On January 10, 2012, the Company reported 2011 financial highlights and key business priorities. The Company reported:

Net product sales are expected to approximate $15.4 million for the fourth quarter of 2011, representing a 17% sequential increase over the third quarter of 2011.

As of December 31, 2011, the Company had no debt and $97.8 million in total cash, cash equivalents and investments.

The Company plans to report its complete audited financial results for 2011 in early March 2012

50. “In the fourth quarter, we continued to make important progress with FOLOTYN for patients with relapsed or refractory peripheral T-cell lymphoma and are pleased with the quarter-over-quarter revenue growth,” commented defendant Berns, in the January 10 press release. “We ended 2011 with a strong balance sheet and remain focused on growing U.S. sales of FOLOTYN for relapsed or refractory PTCL while prudently managing our operating expenses. Also, in collaboration with Mundipharma, we are pursuing regulatory approval for FOLOTYN in the EU and other ex-U.S. geographies as well as future label expansion opportunities in T-cell lymphoma.”

51. In January and February 2012, “Company X” sent several revised proposals to acquire the Company.

52. In late February and early March, defendant Berns spoke and met numerous times with the CEO of Spectrum to discuss a potential acquisition. On March 13, 2012, Spectrum sent defendant Berns an offer to acquire the Company at 1.60-$1.70 per share in cash. On March 16, 2012, Spectrum sent a revised letter of intent to the Company proposing a purchase price of $1.87 per share.

53. Three days later, the Board agreed to enter into an exclusivity agreement with Spectrum, agreeing not to have discussions or negotiations with any third party other than Spectrum or “Company X” regarding an acquisition of the Company.

54. On some date on or before March 25, 2012, a company called “Company Y” in the 14D-9 informed J.P. Morgan it was interested in making a potential offer for the Company. Defendants have not disclosed when “Company Y” made their interest known to J.P. Morgan, but according to the 14D-9, on March 25, 2012, J.P. Morgan informed Allos of “Company Y’s” interest in making an offer for the Company at 10-15% premium.

55. Because of the exclusivity agreement in place by March 25, 2012, however, neither Allos nor J.P. Morgan was able to provide any response to “Company Y” or open any dialogue with “Company Y” at that time.

56. On March 29, 2012, Spectrum sent a written revised proposal offering a cash decrease from its March 16th offer. Spectrum proposed $1.80 in cash per share payable at closing and a contingent value right for $0.13 in cash per share payable in the event that certain milestones were achieved, and requested an extension of the exclusivity agreement.

57. The same day, without making any attempt to gauge the likelihood of “Company Y’s” willingness to make a higher offer, the Board agreed to enter into a new exclusivity agreement with Spectrum. During this time, the Board also failed in least two occasions to make any attempt to gauge “Company X’s” willingness to make a higher offer.

58. On April 3, 2012, the CEO of Spectrum told defendant Berns that he would discuss with the Spectrum board a proposal of $1.82 in cash per share and a contingent value right for $0.11 in cash per share which would become payable in the event that the Company received an EMA Approval by December 31, 2012 and FOLOTYN achieved its first reimbursable commercial sale in at least three of the specified major markets in the European Union by December 31, 2013. Defendants have not disclosed which individual, the CEO of Spectrum or defendant Berns, originated the terms of this proposal. According to the 14D-9, on the same day, the CEO of Spectrum “confirmed” an offer on those terms to defendant Berns. The CEO of Spectrum and defendant Berns agreed that their respective boards would hold meetings that day and if the Proposed Acquisition was approved, announce it the very next morning.

59. On April 4, 2012, the Company Board approved the Proposed Acquisition and the Merger Agreement.

60. On April 5, 2012, Allos and Spectrum announced the Proposed Acquisition. The April 5, 2012 press release announcing the Proposed Acquisition states in pertinent part:

Spectrum Pharmaceuticals and Allos Therapeutics, Inc. today announced that they have signed a definitive agreement under which Spectrum will acquire all of the outstanding shares of Allos for $1.82 per share in cash plus one Contingent Value Right (CVR). This CVR entitles Allos stockholders to an additional payment of $0.11 per share in cash if certain European regulatory approval and commercialization milestones for FOLOTYN® are achieved. The upfront portion of the transaction is valued at up to $206 million on a fully-diluted basis, and $108 million net of Allos’ cash balance at the end of 2011. The acquisition is expected to be accretive to Spectrum on a cash basis in the fourth quarter of 2012.

Allos markets FOLOTYN® (pralatrexate injection) which is a folate analogue metabolic inhibitor. In September 2009, the U.S. Food and Drug Administration (FDA) granted accelerated approval for FOLOTYN® for use as a single agent for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL). FOLOTYN® generated more than $35 million in U.S. net sales in 2010 and $50 million in 2011.

“For Spectrum, this acquisition adds another diversified source of revenue, accelerates the development of our hematology franchise, and affirms our commitment to becoming a leader in the treatment of lymphoma,” said Rajesh C. Shrotriya, MD, Chairman, Chief Executive Officer and President of Spectrum Pharmaceuticals. “ZEVALIN® and FOLOTYN® are targeted to the same hematologists/oncologists for the treatment of different forms of lymphoma. Thus, we are well positioned to immediately leverage the combined strengths of the two companies, while expanding the number of cancer patients that can benefit from our products. Because of our strong operating performance, cash reserves, fiscal discipline, and a revolving credit line, we do not need to issue any equity to close this transaction.”

Under the agreement, Spectrum will commence a tender offer to purchase all of the outstanding shares of Allos for $1.82 in cash plus one CVR. The CVR will entitle each Allos stockholder to an additional payment of $0.11 per share in cash if FOLOTYN obtains conditional approval for the treatment of patients with relapsed/refractory PTCL in Europe in 2012 and achieves its first reimbursable commercial sale in at least three major EU markets by December 31, 2013. The CVR will not be publicly traded.

The transaction has been unanimously approved by the Boards of Directors of both companies. Additionally, Warburg Pincus, Allos’ largest shareholder and the owner of approximately 24% of Allos’ outstanding shares, along with the directors and certain officers of Allos, have entered into tender and voting agreements pursuant to which such stockholders have agreed to tender all of their Allos shares into the tender offer and vote their shares in favor of the transaction. The transaction is expected to close in the second quarter of 2012. Spectrum currently intends to finance the acquisition with a combination of cash on hand and a revolving credit line from Bank of America, N.A.

“This transaction represents an excellent strategic and cultural fit that leverages two strong brands in the hematology/oncology market today with potential for future growth,” commented Paul L. Berns, President and Chief Executive Officer of Allos Therapeutics. “Spectrum shares our commitment to patients and their healthcare providers, and we believe FOLOTYN® will be a welcomed addition to its commercial product offering and diversified portfolio of development-stage drugs.”

RBC Capital Markets, LLC is acting as Spectrum’s exclusive financial advisor, and Kirkland & Ellis LLP and Stradling Yocca Carlson & Rauth, P.C. are acting as legal counsel to Spectrum Pharmaceuticals. J.P. Morgan Securities LLC is acting as Allos’ financial advisor, and Latham & Watkins LLP is acting as legal counsel to Allos Therapeutics.

61. The Proposed Acquisition significantly undervalues Allos. The maximum per share value of the deal, $1.93 per share, is nearly $0.51 less that the Proposed AMAG Deal, which had an implied value of $2.44 per share, which Allos shareholders rejected in 2011. Moreover, Allos shares traded as high as $4.21 as recently as January 12, 2011. The Proposed Acquisition, expected to close in the second quarter of this year, is valued (the upfront portion) at only $108 million after deducting Allos’ cash balance of $97.8 million at the end of 2011. The Proposed Acquisition is expected to boost Spectrum Pharma’s earnings in the final quarter of the year.

62. The Proposed Acquisition is the result of an unfair sales process designed to ensure that only Spectrum has the opportunity to acquire Allos. The Proposed Acquisition was driven by Warburg, Allos’ largest stockholder, which sought out the Proposed Acquisition in order to secure liquidity for its illiquid holdings in the Company, just as it did in 2011 in connection with the Proposed AMAG Deal. The Board agreed to deliver the Company to

Spectrum in order to secure material benefits for themselves as a result of the Proposed Acquisition, including the accelerated vesting and monetization of illiquid equity holdings in the Company and change-of-control severance payments, which will provide tens of millions of dollars in gains to the Board and members of Allos’ management. These are the same or similar benefits that Company management had sought to secure in connection with the Proposed AMAG Deal that they were denied when that deal failed.

63. The Company’s directors and named executive officers, along with Warburg, who collectively hold approximately 24% of Allos’ outstanding stock, have entered into tender and support agreements, pursuant to which they have agreed to tender all their shares to Spectrum in connection with the Proposed Acquisition. These tender and support agreements, together with the other preclusive deal protection devices defendants have agreed to as part of the Merger Agreement, make the Proposed Acquisition a fait accompli. These preclusive deal protection devices include:

(a) a “Top-Up” provision that obligates Allos to issue Spectrum treasury shares, for no consideration, in order for Spectrum to secure sufficient tender of Allos shares to reach the 90% threshold required to effectuate a short-form merger;

(b) a “no-solicitation” provision that precludes Allos from providing confidential Company information to, or even communicating with, potential competing bidders for the Company except under very limited circumstances;

(c) an illusory “fiduciary out” for the No-Shop provision that requires the Company to provide Spectrum with two days advance notice before providing any competing bidder with any confidential Company information, even after the Board has determined that the competing bid is reasonably likely to lead to a superior proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential Company information;

(d) an “information rights” provision that requires the Company to provide Spectrum with confidential, non-public information about competing proposals which Spectrum can then use to formulate a matching bid;

(e) a “matching rights” provision that requires Allos to provide Spectrum with three business days to match any competing proposal;

(f) a “termination fee” provision that requires Allos to pay Spectrum $7.5 million if the Board determines to terminate the Merger Agreement in favor of a competing bid;

(g) a “poison pill lock-up” that modifies the Company’s shareholder rights agreement so that it is rendered inapplicable to the Proposed Acquisition but remains in effect as to all other competing proposals, which provision precludes any competing bidder from making a tender offer directly to the Company’s public shareholders; and

(h) a provision that precludes the Board from waiving the restrictions of any standstill provision that is currently preventing certain potential competing bidders from buying Allos shares or communicating in any way with the Company’s public shareholders.

The 14D-9

64. On April 13, 2012, Spectrum commenced its Tender Offer with the expiration date set for May 10, 2012.

65. On April 13, 2012, the Individual Defendants and Allos responded to the Tender offer in the Schedule 14D-9, recommending that Allos’ shareholders tender into the Tender Offer. The 14D-9 states on page 13 that the Board “unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, the

Company and the Company’s stockholders, (ii) approved the Merger Agreement, the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if a Company stockholders’ meeting is required by applicable law, adopt the Merger Agreement on the terms and subject to the conditions set forth therein.”

66. The 14D-9 contains material omissions and/or misstatements in contravention of §14(e) of the 1934 Act and/or defendants’ fiduciary duty of disclosure under state law, including material omissions and/or misstatements concerning the sales process leading up to the execution of the Merger Agreement, the Company’s value, the analyses performed by the Company’s financial advisor, J.P. Morgan, and the potential and/or actual conflicts of interest faced by J.P. Morgan. Without this material information, Allos shareholders are prevented from making a fully-informed decision as to the adequacy of the Tender Offer consideration and whether to tender their shares.

J.P. Morgan’s Financial Analyses

67. The 14D-9 at pages 29-30 states that J.P. Morgan’s financial analyses forms a basis for and supports the Board’s recommendation that Allos shareholders accept the Tender Offer and tender their shares to Spectrum:

The principal factors supporting the Company Board’s decision to approve the Merger Agreement and recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer included the following:

*        *        *

Opinion of J.P. Morgan. The opinion of the Company’s financial advisor, J.P. Morgan, that as of April 4, 2012 and based upon the assumptions and qualifications set forth in its written opinion, the consideration to be paid to the holders of the Company’s common stock in the Offer and the Merger was fair, from a financial point of view, to the holders of the Company’s common stock and the Company Board’s review of the financial analysis conducted by J.P. Morgan in connection with that opinion.

68. Accordingly, in describing J.P. Morgan’s financial analyses, defendants are required to disclose critical information and inputs that form the basis of J.P. Morgan’s analyses, as necessary for the Company shareholders to evaluate how J.P. Morgan performed the analyses and reached the implied price per share ranges as a result.

69. The 14D-9, however, omits critical underlying methodologies, projections, key inputs, and multiples relied upon and observed by J.P. Morgan in its financial analyses, as discussed below. The omission of this information renders the statements in the 14D-9 setting forth the relevant financial analyses misleading.

J.P. Morgan’s Discounted Cash Flow Analysis

70. The 14D-9 fails to disclose critical information regarding J.P. Morgan’s Discounted Cash Flow (“DCF”) Analysis, including: (a) the specific definition of unlevered free cash flow, as used in this analysis; (b) information necessary for shareholders to assess whether stock-based compensation was or was not treated as a cash expense in this analysis; (c) the present value of the net operating losses (“NOLs”) derived by J.P. Morgan in this analysis; (d) the inputs and assumptions used by J.P. Morgan to derive the range of discount rates in this analysis; and (e) the inputs and assumptions used by J.P. Morgan to derive the risk adjusted present value of the contingent consideration used in this analysis.

71. The omission of the above information renders certain statements regarding J.P. Morgan’s financial analyses in the 14D-9 misleading. Specifically, the following section setting forth J.P. Morgan’s DCF Analysis and the results of this analysis, on page 39 of the 14D-9, is rendered misleading:

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of the Company’s common stock based on the Base Forecast and Sensitivity Forecast.

J.P. Morgan calculated and analyzed the unlevered free cash flows that the Company is expected to generate and cash tax savings from the net operating losses (the “NOLs”) that the Company is expected to utilize during the period beginning on March 31, 2012 and ending on December 31, 2025. The unlevered cash flows and NOLs were then discounted to present values using a range of discount rates from 10.5% to 12.5%. This range of discount rates was based upon an analysis of the weighted average cost of capital of the Company conducted by J.P. Morgan and derived from the Capital Asset Pricing Model. The present value of unlevered cash flows and NOLs was then adjusted by adding the Company’s cash at March 31, 2012 to derive the implied equity value. J.P. Morgan noted that the Company did not have any short- or long-term debt at March 31, 2012. Terminal values were not factored into the discounted cash flow analysis as the financial forecasts covered the lifespan of the Company’s sole product, FOLOTYN, and the Company did not have any additional R&D or other projects that were projected to result in any future cashflows beyond the lifespan of FOLOTYN.

Based on the foregoing, under the Company management’s Base Forecast, this analysis indicated an implied range of per share prices for the Company’s common stock of approximately $1.22 to $1.42, and under the Company management’s Sensitivity Forecast, this analysis indicated an implied range of per share prices for the Company’s common stock of approximately $1.60 to $1.84, as compared to (1) the closing price per share of the Company’s common stock on April 2, 2012 of $1.50 and (2) the implied price per share of the Company’s common stock of $1.84, as calculated including both the cash portion of the consideration and the risk adjusted present value of the contingent consideration. J.P. Morgan explained that if the Company did not achieve the EU Milestones, it would result in the consideration being comprised solely of the cash portion of $1.82 per share.

72. The omission of the above information rendered the DCF section misleading, because without the critical information identified in ¶70, the DCF analysis does not provide the Company’s shareholders with sufficient disclosure of the data and inputs relied on in that analysis to permit shareholders to determine if the DCF analysis represents an accurate determination of the Company’s value as a going concern. The omitted information as identified in ¶70 are critical assumptions and parameters that directly impacts the determination of value in a DCF analysis.

73. By way of example, the 14D-9 does not explain how J.P. Morgan arrived at its calculation of unlevered cash flow. The omission is material because unlevered cash flow is a critical input in a DCF analysis, and the manner in which that input is defined can make significant impact on the outcome of the analysis. Shareholders are entitled to be informed of how unlevered cash flow was defined so they can determine whether or not to rely on J.P. Morgan’s DCF analysis.

74. Additionally, NOLs can be a valuable asset, as a means of lowering tax payments, producing positive cash flow, and increasing the value of the Company. J.P. Morgan factors in the Company’s NOLs into the DCF analysis, but does not disclose its calculation of the present value of the NOLs, preventing the Company’s shareholders from being able to assess whether the Company’s NOLs are properly accounted for in the DCF analysis. Allos has $320 million in federal NOLs, translating to potentially $50-$100 million in present value.

75. The 14D-9 also does not disclose the specific inputs and assumptions that J.P. Morgan used to calculate the discount rate range it employed in its DCF analysis. This omission is material because the choice of discount rates has a dramatic effect on the output of a DCF analysis, and shareholders are entitled to be informed of the basis for J.P. Morgan’s selection of a 10-12% discount rate so they can determine if the discount rate chosen is appropriate, and, if not, select their own to arrive at a value of the Company that more appropriately values its equity risk and debt service profile.

76. Likewise, how stock-based compensation is treated in a DCF analysis has a direct impact on the valuation conclusion (e.g., the treatment of stock-based compensation as a cash expense would result in a lower valuation range) and the inputs and assumptions used by J.P. Morgan to derive the risk adjusted present value of the contingent consideration used in this analysis would have a direct impact on J.P. Morgan’s calculation of the “implied price per share of the Company’s common stock of $1.84” when including the contingent consideration. Accordingly, without this information, the Company’s shareholders are not able to conduct an assessment of the propriety of the inputs and assumptions that formed the basis of J.P. Morgan’s DCF analysis, and are not in a position to determine whether or not they should rely on J.P. Morgan’s analysis.

77. In short, without this information the Company shareholders are left with nothing other than a conclusion, but without the ability to determine if in fact that conclusion is reasonable. In order to render the DCF Analysis section in the 14D-9 not misleading, defendants should expressly disclose the critical information that the analysis is based on. This information is material to the Company’s shareholders ability to make a fully informed decision in connection with the Tender Offer and Proposed Acquisition.

Trading Multiples Analysis

78. The 14D-9 fails to disclose critical information regarding J.P. Morgan’s Trading Multiples Analysis, including the information necessary for shareholders to assess how the value of the Company’s NOLs are accounted for in this analysis.

79. The omission of the above information rendered certain statements regarding J.P. Morgan’s financial analyses in the 14D-9 misleading. Specifically, the following section setting forth J.P. Morgan’s Trading Multiples Analysis and the results of this analysis, on page 39-40 of the 14D-9, is rendered misleading:

Using publicly available information, J.P. Morgan also compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan deemed to be relevant to the business of the Company. The companies selected by J.P. Morgan were Parent, Cadence Pharmaceuticals, Inc., Savient Pharmaceuticals, Inc., AMAG and NeurogesX, Inc. None of the selected companies are identical to the Company, however these companies were selected, among other reasons, because they had less than $1 billion in market capitalization, were at an early stage of commercialization, and had limited product portfolio diversification. In all instances, multiples were based on closing stock prices as of April 2, 2012. J.P. Morgan calculated and analyzed the ratios of each selected company’s firm value (described below) to consensus equity research analyst estimates for calendar year 2013 revenue and calendar year 2014 revenue, which are referred to as Firm Value/2013E Revenue and Firm Value/2014E Revenue, respectively. For purposes of this analysis, the firm value of each company was obtained by adding its short- and long-term debt (if any) to, and subtracting its most recent publicly disclosed cash balance from, the fully diluted market value of its common equity as of April 2, 2012. The following presents the results of this analysis:

Company	Firm Value/ 2013E Revenue	Firm Value/ 2014E Revenue
Spectrum Pharmaceuticals, Inc.	3.1x	2.2x
Cadence Pharmaceuticals, Inc.	1.6x	0.9x
Savient Pharmaceuticals, Inc.	3.4x	2.2x
AMAG Pharmaceuticals, Inc.	1.7x	1.4x
NeurogesX, Inc.	3.2x	2.5x
Allos Therapeutics, Inc.	1.3x	1.2x

Based on this analysis, J.P. Morgan applied (i) a range for Firm Value/2013E Revenue of 1.30x to 1.70x, and (ii) a range for Firm Value/2014E Revenue of 1.10x to 1.40x, to the Company’s 2013 and 2014 net sales under the Base Forecast, respectively, and derived implied per share price ranges for the Company’s common stock, as compared to the closing price per share of the Company’s common stock as of April 2, 2012 of $1.50. In establishing reference ranges, J.P. Morgan considered only those companies that had products which had been on the market for at least one year and which were approved for a relatively narrow specialty market, which included AMAG and Cadence Pharmaceuticals, Inc. The analysis resulted in the following implied per share ranges for the Company’s common stock:

Valuation Basis	Implied per Share Price Range
Firm Value/2013E Revenue	$1.45-$1.65
Firm Value/2014E Revenue

No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis necessarily involves complex considerations and judgments concerning differences in financial, operating, and business sector characteristics, and other factors that could affect the public trading or other values of the companies to which the Company is compared. J.P. Morgan noted that this analysis of trading multiples was for reference purposes only.

80. The omitted information about the Company’s NOLs renders the foregoing section in the 14D-9 misleading because NOLs are a valuable asset of the Company and without the information necessary for shareholders to assess how the value of the Company’s NOLs are accounted for in this analysis, Allos shareholders are unable to determine whether J.P. Morgan selected relevant or adequate comparisons in this analysis to reach a conclusion on the Company’s value.

81. Without the omitted information, shareholders are not in position to assess what importance, if any, to place on J.P. Morgan’s Trading Multiples Analysis. In order to render the Trading Multiples Analysis section in the Proxy not misleading, defendants should expressly disclose the critical information permitting shareholders to assess the critical assumptions underlying the analysis. This information is material to the Company’s shareholders ability to make a fully informed decision in connection with the Tender Offer and Proposed Acquisition.

The Company’s Value

82. The 14D-9 at page 32 states that Allos’ management developed projections for the fiscal years from 2012 to 2025 to evaluate the Proposed Acquisition:

In connection with its due diligence process and evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, the Company’s management prepared long range risk-adjusted financial forecasts regarding the Company for the fiscal years from 2012 to 2025. Such financial forecasts presented two cases: a base case (the “Base Forecast”), which reflects a level of projected net sales of the Company that assumes certain continuing limitations on the business and operations of the Company, including a limited amount of cash resources, which impacts sales force size, marketing and promotional spend and other commercial activities, as well as potential negative impacts on the business arising from the termination of the AMAG merger agreement, and the Company’s commercialization of only one product, FOLOTYN, and a sensitivity case (the “Sensitivity Forecast”), which reflects a higher level of net sales than assumed in the Base Forecast and assumes the availability of additional financing over time on terms that are not dilutive to the Company’s existing stockholders to help fund the Company’s commercialization efforts, including additional promotional and educational efforts with respect to

FOLOTYN and the need for products for the treatment of PTCL, and the resulting identification and treatment of a greater number of patients than is assumed in the Base Forecast. The Base Forecast and the Sensitivity Forecast are referred to herein as the Company prepared financial forecasts. The Company prepared financial forecasts were developed for use only by the Company Board and J.P. Morgan, in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

In developing the Company prepared financial forecasts, the Company’s management made assumptions with respect to the probabilities of additional United States and foreign regulatory approvals for FOLOTYN. The Company’s management derived the probability-weighted projections of revenue, including the probability-weighted projections of net sales of FOLOTYN in the United States and the probability-weighted projections of milestones and royalties outside of the United States, operating profit and free cash flow for the Company by applying such probabilities to the Company’s management’s estimates of revenues and costs for FOLOTYN. Because FOLOTYN will either receive additional regulatory approvals within and outside the United States and successfully reach commercialization related to those additional approvals or not, and because the milestones will either be achieved or not, the Company prepared financial forecasts are unlikely to reflect the Company’s actual financial performance in the future.

83. The 14D-9 at page 28 states that the Company’s year projections were updated by management during the sales process and considered by the Board when approving the Proposed Acquisition:

The Company Board met on the evening of April 3, 2012 to consider approval of the draft Merger Agreement and related matters. The Company Board received an update from the Company’s senior management regarding the status of the potential acquisition transaction with Parent, including the improvement of the Parent proposal earlier that day, and the Company’s senior management reviewed management’s most current base case and sensitivity case financial forecast for the Company on a standalone basis. The Company Board also reviewed with representatives of Latham changes that had been made to the principal terms of the draft Merger Agreement and draft CVR Agreement since the last meeting of the Company Board. At the April 3, 2012 meeting, J.P. Morgan presented its financial analysis of the consideration to be paid in the transaction with Parent of $1.82 in cash per share plus a contingent value right entitling the holder to a potential payment of $0.11 in cash per share, and rendered its oral opinion to the Company Board that, as of April 3, 2012, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid to the holders of the Company’s common stock in the proposed transaction with Parent was fair, from a financial point of view, to the holders of Company common stock. Following the presentation from

J.P. Morgan, and after consultation with its financial advisor and counsel, the Company Board approved the Merger Agreement and related agreements, subject to receipt of a fully executed debt financing commitment letter from Parent later that night.

84. The 14D-9 at page 37 states that the Company’s projections were utilized by J.P. Morgan in connection with its analyses concluding that the Proposed Acquisition consideration is fair, from a financial point of view, to Allos shareholders:

In arriving at its opinions, J.P. Morgan, among other things: … reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business.

*        *        *

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan.

85. The 14D-9 at page 38 states that J.P. Morgan assumed that the Company’s five-year projections were accurate and complete in its analyses concluding that the Proposed Acquisition consideration is fair, from a financial point of view, to Allos shareholders:

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan

86. The 14D-9 at page 34-35 states that the Allos management, with the inside view on the Company’s prospects, believed the Company’s projections to be reasonably prepared, and based on the best available estimates of the Company’s future prospects:

The Company’s management believes that the Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast were prepared in good faith and on a reasonable basis based on the best information available to the Company’s management at the time of their preparation.

87. Because the projections were reasonably prepared, were considered to be the best estimates of future performance by the Company’s management and the Company’s financial advisor, were used by the Company’s financial advisor in financial analyses, and formed the basis of J.P. Morgan’s fairness opinion and the Board’s recommendation of the Proposed Acquisition, when defendants chose to disclose these projections in the 14D-9, defendants were required to disclose them in a complete, non-misleading way.

88. The 14D-9, however, only partially and selectively disclosed some of the Company’s projections:

The following is a summary of the material projected financial information that was included in the Company prepared financial forecasts.

Base Forecast

($ in millions)(1)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
U.S. Net Sales(2)	$49	$54	$59	$67	$74	$87	$116	$122	$122	N/A	N/A	N/A	N/A	N/A
Revenues(3)	$51.8	$57.1	$63.4	$68.8	$77.6	$101.0	$123.4	$131.5	$131.4	$131.5	$112.8	$78.8	$47.6	$32.9
Operating (Loss) Profit	$(37.0)	$(32.3)	$(26.3)	$(19.5)	$(10.7)	$12.8	$44.1	$55.5	$63.8	$70.9	$71.4	$51.2	$29.3	$18.8
Free Cash Flows(4)	$(37.0)	$(32.1)	$(26.0)	$(19.5)	$(10.6)	$12.2	$41.4	$55.6	$65.0	$72.1	$74.9	$56.6	$34.3	$21.8

(1)	Milestone payments are included on a cash basis in the periods in which they are expected to be received, which may differ from the actual revenue recognition under GAAP.
(2)	U.S. net sales, a component of revenue, was included only with respect to the fiscal years from 2012 to 2020.
(3)	For purposes of the Company prepared financial forecasts, revenues do not include: (a) Mundipharma’s cost sharing of jointly agreed-upon clinical development activities, or (b) future revenue recognition relating to deferred revenue and other liabilities of $25.3 million as of December 31, 2011. Operating profit and free cash flow do reflect projected cost sharing under the Mundipharma agreement on a probability-adjusted basis.
(4)	Free cash flow is a non-GAAP financial measure that the Company defines as after tax Operating Profit, after giving effect to the application of available net operating loss carryforwards, plus depreciation and amortization, plus or minus the change in current assets less current liabilities, minus capital expenditures.

Sensitivity Forecast

($ in millions)(1)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
U.S. Net Sales(2)	$53	$65	$75	$86	$95	$115	$136	$137	$136	N/A	N/A	N/A	N/A	N/A
Revenues(3)	$56.1	$68.0	$78.9	$88.2	$98.6	$129.2	$144.6	$147.7	$146.9	$143.2	$123.3	$88.3	$53.8	$37.4
Operating (Loss) Profit	$(36.2)	$(31.7)	$(19.7)	$(10.6)	$1.7	$27.7	$52.7	$64.4	$71.6	$74.7	$80.4	$59.5	$34.7	$22.7
Free Cash Flows(4)	$(36.6)	$(32.3)	$(20)	$(11.0)	$1.6	$26.2	$51.0	$65.2	$73.0	$76.4	$84.0	$65.0	$40.1	$18.7

(1)	Milestone payments are included on a cash basis in the periods in which they are expected to be received, which may differ from the actual revenue recognition under GAAP.

(2)	U.S. net sales, a component of revenue, was included only with respect to the fiscal years from 2012 to 2020.
(3)	For purposes of the Company prepared financial forecasts, revenues do not include: (a) Mundipharma’s cost sharing of jointly agreed-upon clinical development activities, or (b) future revenue recognition relating to deferred revenue and other liabilities of $25.3 million as of December 31, 2011. Operating profit and free cash flow do reflect projected cost sharing under the Mundipharma agreement on a probability-adjusted basis.
(4)	Free cash flow is a non-GAAP financial measure that the Company defines as after tax Operating Profit, after giving effect to the application of available net operating loss carryforwards, plus depreciation and amortization, plus or minus the change in current assets less current liabilities, minus capital expenditures.

89. The 14D-9 does not disclose the Company’s projections for: (i) depreciation & amortization; (ii) capital expenditures; (iii) changes in working capital; (iv) stock-based compensation expense; and (v) NOL usage.

90. The omission of the above information renders the selectively disclosed statements regarding the Company’s projections and the partial disclosure of the projections in the 14D-9, set forth in ¶¶82-88, misleading. The omission of the information identified above is material because financial projections contain management best estimates of the Company’s free cash flow and revenue streams, and unless the projections are fully disclosed, shareholders cannot assess whether they believe that the Company’s value is worth more than the consideration offered by Spectrum, and thus cannot make the determination whether to tender pursuant to the Tender Offer or exercise appraisal rights and demand payment of the fair value of their shares under Delaware General Corporation Law.

91. The 14D-9 also does not disclose the probabilities of success used to convert revenues and cash flow to adjusted revenue and adjusted cash flow. The omission of the specific probabilities of success that are employed in risk-adjusting the projections are material because without this information, shareholders are not provided with the most critical information about the Company – management’s expectation for achievement of regulatory approval milestones, market penetration and sales, as well as potential revenue streams for alternate uses. The omission of this information is critical because investors invest in companies like Allos that have longterm windows for drug development and sales, based specifically on the longterm expectations whose is dependent on when a drug goes to market and how successful it will be when it does. Without disclosure of management’s best assessment of these probability of success assumptions, shareholders have no way of knowing if the Tender Offer Consideration adequately values the potential for Allos’ pipeline drugs.

92. Moreover, the omission of the above information renders the section setting forth J.P. Morgan’s DCF Analysis and the results of the analysis on page 39 of the 14D-9 – see supra ¶71 – misleading. Absent disclosure of the omitted information, the Company shareholders are unable to adequately gauge the accuracy or competency of J.P. Morgan’s DCF Analysis that relied on the omitted information, are unable to determine if J.P. Morgan’s DCF Analysis is an accurate determination of the Company’s value, and/or are unable to determine for themselves whether J.P. Morgan’s DCF Analysis actually supports the fairness of the Tender Offer consideration.

93. In short, without the omitted information identified in ¶¶89 and 91, the Company’s shareholders are left in the dark to guess how J.P. Morgan performed the DCF analysis to arrive at its conclusions on the Company’s value, as compared to the Tender Offer consideration. In order to render the DCF section in the Proxy not misleading, defendants should have expressly disclosed the information that the DCF analysis was based on in a complete and non-misleading way. The omitted information is material to the Company’s shareholders ability to make a fully informed decision in connection with the Tender Offer and Proposed Acquisition.

Disclosures Related to J.P. Morgan’s Financial Interest

94. The 14D-9 at pages 29-30 states that J.P. Morgan’s financial analyses formed a basis for and supported the Board’s recommendation that Allos shareholders tender into Tender Offer:

The principal factors supporting the Company Board’s decision to approve the Merger Agreement and recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer included the following:

*        *        *

Opinion of J.P. Morgan. The opinion of the Company’s financial advisor, J.P. Morgan, that as of April 4, 2012 and based upon the assumptions and qualifications set forth in its written opinion, the consideration to be paid to the holders of the Company’s common stock in the Offer and the Merger was fair, from a financial point of view, to the holders of the Company’s common stock and the Company Board’s review of the financial analysis conducted by J.P. Morgan in connection with that opinion.

95. The 14D-9 at page 46 stated that Lazard had, has and/or will have a business relationship with Allos and Warburg:

During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Parent. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company and Warburg Pincus, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company in connection with the proposed merger of the Company with a wholly owned subsidiary of AMAG, which was announced in July 2011, and as lead arranger for a revolving credit facility of certain Warburg Pincus funds in July 2011. In connection with the proposed merger with AMAG, J.P. Morgan received a fee of $1.0 million. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under such revolving credit facility, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates have provided during the past two years, and may in the future provide, commercial or investment banking services to portfolio companies of Warburg Pincus, for which J.P. Morgan and such affiliates have received, and may receive, customary compensation. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the

Company, Parent and the portfolio companies of Warburg Pincus for J.P. Morgan’s own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

96. At the same time, the 14D-9 does not disclose: (i) the amount of fees received by J.P. Morgan upon delivery of its fairness opinion in connection with the Proposed Acquisition and the amount contingent upon completion of the Proposed Acquisition; or (ii) the amount of compensation received or to be received from Warburg.

97. This omission of the above potential/actual conflict of J.P. Morgan renders the statements in the Proxy regarding J.P. Morgan’s DCF Analysis and Trading Multiples Analysis – see supra, ¶¶71 and 79 – misleading. The omitted information renders those sections in the 14D-9 misleading because, absent disclosure of potential/actual conflicts of interests of the financial advisor, the Company’s shareholders are not informed of the full extent of J.P. Morgan’s potential/actual interests in the Proposed Acquisition (especially where J.P. Morgan had been retained by the Company twice before in the year before the announcement of the Proposed Acquisition, and had been terminated each time because no business combination had been consummated either time). Without this information the Company’s shareholders can not assess whether those interests tainted the reliability of J.P. Morgan’s financial analyses (which necessarily requires J.P. Morgan to make subjective judgments), and can not assess the existence of incentives for J.P. Morgan to subjectively manipulate its valuation analyses of the Company to make the Tender Offer consideration appear fair when it was not.

98. Defendants are required to completely and accurately disclose the scope of work J.P. Morgan has provided to Allos, Spectrum, Warburg and/or any of their affiliates in the past two years, including the amount of compensation received or to be received. It was material for shareholders to be fully informed of the financial and economic interests J.P. Morgan had or has in its role in the Proposed Acquisition that could be perceived or create a conflict of interest.

Information Regarding the Sales Process

99. The 14D-9 at pages 14-32 purports to set forth the “Background of the Offer; Reasons for the Company Board’s Recommendation.”

100. Accordingly, in describing the events leading up to the Board’s agreement to the Merger Agreement and the Board’s reasons for approving the Merger Agreement, defendants are required to disclose this information in a complete and non-misleading way.

101. The 14D-9, however, omits critical information concerning the background of the Tender Offer and the reasons for the Board’s recommendation, including: (i) information necessary for the Company’s shareholders to assess whether the Board considered any other financial advisors than J.P. Morgan; (ii) the strategic alternatives reviewed by the Board before it approved the Proposed AMAG Deal in the event the Proposed AMAG Deal were to fail; (iii) the reason provided by the CEO of Spectrum for withdrawing in October 2011; (iv) the criteria used to identify the companies contacted by J.P. Morgan and Allos management in November and December 2011; and (v) the basis for the Board’s indication of the $2.00 - $2.20 value range and the $195 million aggregate consideration to Company X in December 2011 and January 2012.

102. The omission of this information rendered the “Background of the Offer; Reasons for the Company Board’s Recommendation” sections at pages 14-32 in the 14D-9 misleading. Without full and fair disclosure of this information, shareholders are not able to determine whether the Proposed Acquisition is favorable to other alternatives for the Company and are not able to determine whether the sales process casts doubts on statement in the 14D-9 that the Tender Offer consideration is fair, from a financial point of view. The omitted information is material to the Company’s shareholders ability to make a fully informed decision in connection with the Tender Offer and Proposed Acquisition.

103. Collectively, the omitted information identified above is material to the impending decision of Allos’ shareholders whether or not to tender their shares pursuant to the Tender Offer. As such, defendants’ violations of §14(e) of the 1934 Act and their breaches of fiduciary duty under state law to maximize shareholder value and disclose all material information in connection with a merger transaction threaten shareholders with irreparable harm for which money damages are not an adequate alternate remedy.

104. Additionally, by agreeing to the Proposed Acquisition, each of the defendants has breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or has aided and abetted such breaches. Rather than acting in the best interests of the Company’s shareholders, defendants spent substantial effort tailoring the structural terms of the Proposed Acquisition to aggrandize their own personal interests and to meet the specific needs of Spectrum, which efforts will eliminate the equity interest of Allos’ public shareholders. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the merger of Allos with Spectrum on terms preferential to Spectrum and defendants, and detrimental to plaintiff and Allos’ shareholders.

105. Thus, plaintiff seeks injunctive relief to ensure that defendants cure their breaches of fiduciary duty and violations of §14(e) before the close of the Tender Offer, so that defendants are not permitted to consummate the Proposed Acquisition without complying with their duty under state law to maximize shareholder value and the federal securities laws and state law to provide shareholders with all material and non-misleading information regarding the Tender Offer and Proposed Acquisition.

DEFENDANTS’ FIDUCIARY DUTIES

106. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

107. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Allos, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

108. Plaintiff alleges herein that defendants, separately and together, in connection with the Proposed Acquisition, violated and/or aided and abetted in the violation of fiduciary duties owed to plaintiff and the other public shareholders of Allos, including the duties of loyalty, good faith, candor, due care and independence. As a result of these breaches of fiduciary duties and the aiding and abetting therein, neither plaintiff nor the Class will receive adequate or fair value for their Allos common stock in the Proposed Acquisition.

109. Because defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, and/or have aided and abetted therein, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

COUNT I

Claim for Breach of Fiduciary Duties and Aiding and Abetting

Against All Defendants

110. Plaintiff repeats and realleges each allegation set forth herein.

111. The Individual Defendants, aided and abetted by Allos and Spectrum, have knowingly or recklessly and in bad faith violated their fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of Allos and have acted to put their personal interests ahead of the interests of Allos’ shareholders.

112. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive plaintiff and the other members of the Class of the true value of their investment in Allos.

113. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into the Proposed Acquisition without regard to the fairness of the transaction to Allos’ shareholders. Allos and Spectrum aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Allos stock.

114. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly and in bad faith failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Allos because, among other reasons, they failed to ensure a fair process and maximization of shareholder value.

115. Because the Individual Defendants dominate and control the business and corporate affairs of Allos, and are in possession of private corporate information concerning Allos’ assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Allos which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

116. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

117. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed.

118. Unless the Proposed Acquisition is enjoined by the Court, defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the other members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition’s terms, and will not supply to Allos’ shareholders sufficient information to enable them to make informed decisions regarding the tender of their shares in connection with the Proposed Acquisition, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

119. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

COUNT II

Claim for Violations of Section 14(e) of the 1934 Act

Against Allos and the Individual Defendants

120. Plaintiff repeats and realleges each allegation set forth herein.

121. Section 14(e) of the 1934 Act requires full and complete disclosure in connection with tender offers. Specifically, §14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative.

122. The Individual Defendants violated §14(e) of the 1934 Act by making untrue statements of material fact in the 14D-9 and by failing to state material facts necessary in order to make the statements made in the 14D-9 in the light of the circumstances under which they were made, not misleading.

123. None of the Individual Defendants made a reasonable investigation or possessed reasonable grounds for the belief that the statements made in 14D-9 were true, without omissions of any material facts, and not misleading, and knew that the statements made therein were false and misleading or acted in reckless disregard for the truth.

124. The 14D-9 was prepared, reviewed, and/or disseminated by Allos and the Individual Defendants:

(a) the Individual Defendants, as directors and/or officers of Allos, allowed their names to be used in the 14D-9. The use of their names was not incidental, but rather material in connection with the recommendation that shareholders accept the Tender Offer and tender their shares to Spectrum. The use of their names lent substantial and material support to the recommendations; and

(b) Defendant Berns signed the letter accompanying the 14D-9 to Allos shareholders that contained the Director Defendants’ recommendation to accept the Tender Offer and tender their shares to Spectrum.

125. By reason of the foregoing, the Individual Defendants and Allos have violated §14(e) of the 1934 Act. Because of the false and misleading statements in the 14D-9, plaintiff is threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure Defendants’ misconduct is prevented.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Declaring the 14D-9 to be materially false and misleading in violation of Section 14(e) of the 1934 Act;

D. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Allos’ shareholders and to refrain from entering into any transaction until the process for the sale or merger of the Company is completed and the highest possible value is obtained;

F. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

126. Plaintiff demands a trial by jury.

DATED: April 30, 2012	DYER & BERENS LLP ROBERT J. DYER III JEFFREY A. BERENS

s/ Jeffrey A. Berens
JEFFREY A. BERENS

303 East 17th Avenue, Suite 300 Denver, CO 80203 Telephone: 303/861-1764 303/395-0393 (fax) bob@dyerberens.com jeff@dyerberens.com

ROBBINS GELLER RUDMAN

& DOWD LLP

RANDALL J. BARON

A. RICK ATWOOD, JR.

DAVID T. WISSBROECKER

EDWARD M. GERGOSIAN

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

KENDALL LAW GROUP, LLP JOE KENDALL JAMIE J. McKEY 3232 McKinney Avenue, Suite 700 Dallas, TX 75204 Telephone: 214/744-3000 214/744-3015 (fax) Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I hereby certify that on April 30, 2012, I electronically filed the foregoing PLAINTIFF’S AMENDED CLASS ACTION COMPLAINT with the Clerk of Court using the CM/ECF system, which will send notification of such filing to the e-mail addresses denoted on the Court’s Electronic Mail Notice List.

s/ Jeffrey A. Berens
Jeffrey A. Berens Attorney for Plaintiff DYER & BERENS LLP 303 East 17th Avenue, Suite 300 Denver, CO 80203 Telephone: (303) 861-1764 FAX: (303) 395-0393 Email: jeff@dyerberens.com

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